Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, Philippine Stock Exchange and Philippine Dealing & Exchange Corporation regarding a press release entitled “PLDT builds $75M PH link of Asia Direct  Cable, boosts Intra-Asia Connectivity”.

October 21, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to a press release entitled “PLDT builds $75M PH link of Asia Direct Cable, boosts Intra-Asia Connectivity”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

PLDT Inc.

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,462 As of September 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 21, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

                                   PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of

the Revised Disclosure Rules

Subject of the Disclosure
PLDT builds $75M PH link of Asia Direct Cable, boosts Intra-Asia Connectivity
Background/Description of the Disclosure

The Philippines’ largest fully integrated telco PLDT will continue to expand its international cable network as the initial phase of cable construction of the Asia Direct Cable (ADC) begins in Batangas, just months after the successful launch of the Jupiter cable system.

The construction of the 9,400-kilometer subsea cable will commence in the Philippines and target completion of all landing links is end of 2023. Submarine fiber optic cables are among the most critical components of the internet’s infrastructure, as they serve as the global backbone connecting countries while carrying massive amounts of data that enable digital trade across the globe.

When completed, ADC will link seven international cable landing points across East and Southeast Asia from Batangas, Philippines to Tuas, Singapore; Chung Hom Kok, Hong Kong; Maruyama, Japan; Quy Nhon, Vietnam; Sri Racha, Thailand; and Shantou, China.

“Along with PLDT’s existing international submarine cable systems, the Asia Direct Cable will boost and diversify the Philippines’ connectivity within the Asian region,” said PLDT President & CEO, Al S. Panlilio.

“ADC will strengthen not only PLDT’s global network, but will also further advance the country’s digitalization and growing digital economy,” adds Panlilio.

The cable system will feature a minimum of 200G DWDM system per wavelength design, which will significantly expand PLDT’s network bandwidth going in and out of the country. Once fully equipped, this will provide PLDT an additional international network capacity of at least 36Tbps for faster delivery of hyperscale data across East and Southeast Asia.

“The Asia Direct Cable will strongly bolster PLDT’s mission to make the Philippines the next hyperscaler destination in Asia-Pacific. This investment solidifies our commitment to enrich and synergize the country’s Hyperscale Ecosystem of connected digital infrastructures, such as data centers, subsea cables, domestic fiber network, 5G, cloud, and IOT,” said PLDT SVP & Head of Enterprise Business Group, Jojo G. Gendrano.

ADC and the recently energized Jupiter cable system will drive global data straight to and from VITRO Sta. Rosa and the rest of PLDT’s data center facilities across the country, strengthening the Philippines’ advantage as a strategic digital hub in the region. The interconnection between these massive infrastructures will further enrich the country’s IP ecosystem hosted in the VITRO internet exchange (VIX). VIX provides cloud service operators, content providers and global carriers access to the country’s massive digital-savvy consumers enabling synergies through data exchange amongst entities.

ADC is a global consortium comprised of leading communications and technology companies, including PLDT, China Telecom, China Unicom, National Telecom, Singtel, SoftBank Corp., Tata Communications and Viettel Group.

The upcoming activation of ADC and Apricot cables systems will increase to 19 the number of international submarine cable systems of PLDT and once fully equipped will expand current international network capacity of 60 Tbps to over 130 Tbps. Together with the most expansive fiber optic cable infrastructure and the largest data center network across the archipelago, PLDT’s network remains unparalleled in the Philippines.

Other Relevant Information
Please refer to the attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press release entitled “PLDT builds $75M PH link of Asia Direct Cable, boosts Intra-Asia Connectivity”.
Background/Description of the Disclosure

The Philippines’ largest fully integrated telco PLDT will continue to expand its international cable network as the initial phase of cable construction of the Asia Direct Cable (ADC) begins in Batangas, just months after the successful launch of the Jupiter cable system.

The construction of the 9,400-kilometer subsea cable will commence in the Philippines and target completion of all landing links is end of 2023. Submarine fiber optic cables are among the most critical components of the internet’s infrastructure, as they serve as the global backbone connecting countries while carrying massive amounts of data that enable digital trade across the globe.

When completed, ADC will link seven international cable landing points across East and Southeast Asia from Batangas, Philippines to Tuas, Singapore; Chung Hom Kok, Hong Kong; Maruyama, Japan; Quy Nhon, Vietnam; Sri Racha, Thailand; and Shantou, China.

“Along with PLDT’s existing international submarine cable systems, the Asia Direct Cable will boost and diversify the Philippines’ connectivity within the Asian region,” said PLDT President & CEO, Al S. Panlilio.

“ADC will strengthen not only PLDT’s global network, but will also further advance the country’s digitalization and growing digital economy,” adds Panlilio.

The cable system will feature a minimum of 200G DWDM system per wavelength design, which will significantly expand PLDT’s network bandwidth going in and out of the country. Once fully equipped, this will provide PLDT an additional international network capacity of at least 36Tbps for faster delivery of hyperscale data across East and Southeast Asia.

“The Asia Direct Cable will strongly bolster PLDT’s mission to make the Philippines the next hyperscaler destination in Asia-Pacific. This investment solidifies our commitment to enrich and synergize the country’s Hyperscale Ecosystem of connected digital infrastructures, such as data centers, subsea cables, domestic fiber network, 5G, cloud, and IOT,” said PLDT SVP & Head of Enterprise Business Group, Jojo G. Gendrano.

ADC and the recently energized Jupiter cable system will drive global data straight to and from VITRO Sta. Rosa and the rest of PLDT’s data center facilities across the country, strengthening the Philippines’ advantage as a strategic digital hub in the region. The interconnection between these massive infrastructures will further enrich the country’s IP ecosystem hosted in the VITRO internet exchange (VIX). VIX provides cloud service operators, content providers and global carriers access to the country’s massive digital-savvy consumers enabling synergies through data exchange amongst entities.

ADC is a global consortium comprised of leading communications and technology companies, including PLDT, China Telecom, China Unicom, National Telecom, Singtel, SoftBank Corp., Tata Communications and Viettel Group.

The upcoming activation of ADC and Apricot cables systems will increase to 19 the number of international submarine cable systems of PLDT and once fully equipped will expand current international network capacity of 60 Tbps to over 130 Tbps. Together with the most expansive fiber optic cable infrastructure and the largest data center network across the archipelago, PLDT’s network remains unparalleled in the Philippines.

Other Relevant Information
Please refer to the attached press release

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,462 As of September 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 21, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT builds $75M PH link of Asia Direct Cable, boosts Intra-Asia Connectivity”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

October 21, 2022

PLDT Press Release

PLDT builds $75M PH link of Asia Direct Cable, boosts Intra-Asia Connectivity

MANILA, Philippines, October 21, 2022 – The Philippines’ largest fully integrated telco PLDT will continue to expand its international cable network as the initial phase of cable construction of the Asia Direct Cable (ADC) begins in Batangas, just months after the successful launch of the Jupiter cable system.

The construction of the 9,400-kilometer subsea cable will commence in the Philippines and target completion of all landing links is end of 2023. Submarine fiber optic cables are among the most critical components of the internet’s infrastructure, as they serve as the global backbone connecting countries while carrying massive amounts of data that enable digital trade across the globe.

When completed, ADC will link seven international cable landing points across East and Southeast Asia from Batangas, Philippines to Tuas, Singapore; Chung Hom Kok, Hong Kong; Maruyama, Japan; Quy Nhon, Vietnam; Sri Racha, Thailand; and Shantou, China.

“Along with PLDT’s existing international submarine cable systems, the Asia Direct Cable will boost and diversify the Philippines’ connectivity within the Asian region,” said PLDT President & CEO, Al S. Panlilio.

“ADC will strengthen not only PLDT’s global network, but will also further advance the country’s digitalization and growing digital economy,” adds Panlilio.

The cable system will feature a minimum of 200G DWDM system per wavelength design, which will significantly expand PLDT’s network bandwidth going in and out of the country. Once fully equipped, this will provide PLDT an additional international network capacity of at least 36Tbps for faster delivery of hyperscale data across East and Southeast Asia.

“The Asia Direct Cable will strongly bolster PLDT’s mission to make the Philippines the next hyperscaler destination in Asia-Pacific. This investment solidifies our commitment to enrich and synergize the country’s Hyperscale Ecosystem of connected digital infrastructures, such as data centers, subsea cables, domestic fiber network, 5G, cloud, and IOT,” said PLDT SVP & Head of Enterprise Business Group, Jojo G. Gendrano.

ADC and the recently energized Jupiter cable system will drive global data straight to and from VITRO Sta. Rosa and the rest of PLDT’s data center facilities across the country, strengthening the Philippines’ advantage as a strategic digital hub in the region. The interconnection between these massive infrastructures will further enrich the country’s IP ecosystem hosted in the VITRO internet exchange (VIX). VIX provides cloud service operators, content providers and global carriers access to the country’s massive digital-savvy consumers enabling synergies through data exchange amongst entities.

ADC is a global consortium comprised of leading communications and technology companies, including PLDT, China Telecom, China Unicom, National Telecom, Singtel, SoftBank Corp., Tata Communications and Viettel Group.

The upcoming activation of ADC and Apricot cables systems will increase to 19 the number of international submarine cable systems of PLDT and once fully equipped will expand current international network capacity of 60 Tbps to over 130 Tbps. Together with the most expansive fiber optic cable infrastructure and the largest data center network across the archipelago, PLDT’s network remains unparalleled in the Philippines.

xx

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  October 21, 2022